Exhibit 99.1
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                              SINOVAC BIOTECH LTD.
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                     REPORTS 2004 SALES GROWTH OF OVER 230%
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                 AND ANNOUNCES $1.475 MILLION PRIVATE FINANCING
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BEIJING,  January 3, 2004 - Sinovac  Biotech Ltd.  ("Sinovac")  ("the  Company")
(AMEX: SVA) has recorded 2004 sales growth of more than 230% according to unaudited management-prepared sales figures. The Company has sold more than 1 million doses of its Hepatitis A vaccine, Healive, at a price of 55 RmB (US $6.64) per dose. These 2004 sales thus total more than US $6.6 million, an increase of more than 230% over 2003 sales of US $2.8 million.

Sinovac management is awaiting the final approval of its combined Hepatitis A&B vaccine, Bilive, by the Chinese FDA and expects to commence sales of this product shortly after this approval. It is also anticipated that the Company will start commercial sales of its flu vaccine in 2005. With further major increases expected in the sales of Sinovac's proprietary Hepatitis A vaccine and with the other two vaccines projected to commence sales in 2005, management is predicting additional significant increases in annual revenues.

The Company is also pleased to announce that it has entered into a securities purchase agreement for a $1.475 million private placement with institutional investors for units (each a "Unit") in the capital of the Company at a price of $3.00 per Unit. Each Unit is comprised of one share of common stock of the Company (each a "Share") and one common stock purchase warrant (each a "Warrant"), with each such Warrant entitling the holder thereof to acquire one additional Share at a price of US$3.35 per Share from the date of issuance of the Units until the one year anniversary plus one trading day from the date of issuance of the Units, and at a price of US$4.00 thereafter until the two year anniversary date from the date of issuance of the Units. The Warrants are subject to a call provision in favor of the Company, which may reduce the expiry date of the Warrants.

These Units are being sold in a private transaction under Regulation D of the Securities Act of 1933, as amended. The securities being issued pursuant to this private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act of 1933.

The proceeds of the this transaction are intended to be used for the acquisition of the additional 20.56% of Sinovac Biotech Co., Ltd., the Company's majority owned subsidiary, as previously announced, and for working capital purposes.

About Sinovac Biotech Ltd.
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Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac has three vaccines that have completed all three phases of clinical trials - Hepatitis A, Hepatitis A&B combined, and influenza (flu). The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China and applications have been filed for its sale in nine other countries to date. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), is expected to receive approval to commence sales in China soon and to achieve similar sales growth to Healive(TM). The flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the SFDA (Chinese FDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of the flu vaccine production line. Since demand for a safe and effective flu vaccine in China greatly outstrips supply, sales are expected to escalate rapidly. Furthermore, since individuals are vaccinated against the flu on an annual basis, demand will remain high every year.




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Sinovac is  currently  the only company in the world to be  conducting  clinical trials for a vaccine to prevent SARS. The Company is also developing a vaccine targeting avian flu in partnership with the China Center of Disease Control
(CDC).

For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
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If you would like to receive  regular  updates on Sinovac please send your email request to info@sinovac.com.
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Contact:  Investor Relations at (888) 888-8312 or 1 604 684-5990 from outside of
North America or info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.